-----Original Message-----
From: Don Feidt [mailto:donfeidt@comcast.net]
Sent: Wednesday, November 30, 2005 2:58 PM
To: Joseph J Raymond; Phil Forlenza; Sandy Feld; Norman Goldstein; Michael Rutkin; Mike Maltzman
Subject: Donald W. Feidt Resignation

Dear Joe

With deep regret, I must tender my resignation as a member of the Board of Directors of Stratus Services Group effective immediately today Wednesday November 30, 2005.

With best regards,

Don